TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2018

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2018

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 23 thousand units, or 0.3%, to 6,701 thousand units in FY2019 first nine months (the nine months ended December 31, 2018) compared with FY2018 first nine months (the nine months ended December 31, 2017). Vehicle unit sales in Japan decreased by 44 thousand units, or 2.7%, to 1,595 thousand units in FY2019 first nine months compared with FY2018 first nine months. Meanwhile, overseas vehicle unit sales increased by 66 thousand units, or 1.3%, to 5,105 thousand units in FY2019 first nine months compared with FY2018 first nine months.

The results of operations for FY2019 first nine months were as follows:

Net revenues	22,475.5 billion yen	(an increase of 678.5 billion yen or 3.1% compared with FY2018 first nine months)

Operating income	1,937.9 billion yen	(an increase of 167.7 billion yen or 9.5% compared with FY2018 first nine months)

Income before income taxes and equity in earnings of affiliated companies	1,725.7 billion yen	(a decrease of 277.3 billion yen or 13.8% compared with FY2018 first nine months)

Net income attributable to Toyota Motor Corporation	1,423.3 billion yen	(a decrease of 589.8 billion yen or 29.3% compared with FY2018 first nine months)

The changes in operating income and loss were as follows:

Marketing efforts	an increase of 210.0 billion yen

Effects of changes in exchange rates	an increase of 10.0 billion yen

Cost reduction efforts	an increase of 10.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 10.0 billion yen

Other	a decrease of 52.3 billion yen

The changes in net income attributable to Toyota Motor Corporation includes a loss of 310.0 billion yen (net of tax, etc.), which is attributable to the effect of unrealized gains (losses) on equity securities in FY2019 first nine months and a reduction in income taxes of 291.9 billion yen, which is mainly attributable to the revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States in FY2018 first nine months.

TOYOTA MOTOR CORPORATION Analysis of Results of Operations For the first nine months ended December 31, 2018

Segment operating results

(i)	Automotive:

Net revenues for the automotive operations increased by 567.0 billion yen, or 2.9%, to 20,166.8 billion yen in FY2019 first nine months compared with FY2018 first nine months, and operating income increased by 164.5 billion yen, or 11.1%, to 1,646.1 billion yen in FY2019 first nine months compared with FY2018 first nine months. The increase in operating income was mainly due to the increase in vehicle unit sales and cost reduction efforts.

(ii)	Financial services:

Net revenues for the financial services operations increased by 93.6 billion yen, or 6.2%, to 1,603.7 billion yen in FY2019 first nine months compared with FY2018 first nine months, and operating income increased by 10.2 billion yen, or 4.5%, to 237.6 billion yen in FY2019 first nine months compared with FY2018 first nine months. The increase in operating income was mainly due to the decrease in expenses related to residual value losses and the increase in financing volume, in sales finance subsidiaries.

(iii)	All other:

Net revenues for all other businesses increased by 11.7 billion yen, or 1.0%, to 1,161.6 billion yen in FY2019 first nine months compared with FY2018 first nine months. However, operating income decreased by 6.4 billion yen, or 10.5%, to 54.8 billion yen in FY2019 first nine months compared with FY2018 first nine months.

TOYOTA MOTOR CORPORATION Analysis of Results of Operations For the first nine months ended December 31, 2018

Geographic information

(i)	Japan:

Net revenues in Japan increased by 396.2 billion yen, or 3.4%, to 12,137.6 billion yen in FY2019 first nine months compared with FY2018 first nine months, and operating income increased by 133.2 billion yen, or 12.0%, to 1,244.4 billion yen in FY2019 first nine months compared with FY2018 first nine months. The increase in operating income was mainly due to cost reduction efforts and the increase in vehicle unit exports.

(ii)	North America:

Net revenues in North America increased by 152.2 billion yen, or 1.9%, to 8,181.2 billion yen in FY2019 first nine months compared with FY2018 first nine months. However, operating income decreased by 48.6 billion yen, or 27.4%, to 129.0 billion yen in FY2019 first nine months compared with FY2018 first nine months. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii)	Europe:

Net revenues in Europe increased by 53.7 billion yen, or 2.3%, to 2,365.8 billion yen in FY2019 first nine months compared with FY2018 first nine months, and operating income increased by 28.0 billion yen, or 45.9%, to 89.2 billion yen in FY2019 first nine months compared with FY2018 first nine months. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts.

(iv)	Asia:

Net revenues in Asia increased by 305.6 billion yen, or 8.0%, to 4,131.5 billion yen in FY2019 first nine months compared with FY2018 first nine months, and operating income increased by 62.3 billion yen, or 18.5%, to 400.2 billion yen in FY2019 first nine months compared with FY2018 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, as well as the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 54.3 billion yen, or 2.9%, to 1,799.7 billion yen in FY2019 first nine months compared with FY2018 first nine months, and operating income decreased by 18.2 billion yen, or 17.7%, to 85.1 billion yen in FY2019 first nine months compared with FY2018 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2018 and December 31, 2018

	Yen in millions
	March 31, 2018	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	3,052,269	3,162,040
Time deposits	901,244	980,662
Marketable securities	1,768,360	1,122,318
Trade accounts and notes receivable, less allowance for doubtful accounts	2,219,562	2,135,896
Finance receivables, net	6,348,306	6,431,388
Other receivables	489,338	465,889
Inventories	2,539,789	2,555,133
Prepaid expenses and other current assets	833,788	937,868

Total current assets	18,152,656	17,791,194

Noncurrent finance receivables, net	9,481,618	10,134,747
Investments and other assets:
Marketable securities and other securities investments	7,999,323	8,057,717
Affiliated companies	3,162,917	3,206,165
Employees receivables	22,562	22,000
Other	1,221,500	1,317,710

Total investments and other assets	12,406,302	12,603,592

Property, plant and equipment:
Land	1,404,611	1,389,061
Buildings	4,659,753	4,745,652
Machinery and equipment	11,535,381	11,722,145
Vehicles and equipment on operating leases	5,934,393	6,191,301
Construction in progress	509,851	622,008

Total property, plant and equipment, at cost	24,043,989	24,670,167

Less – Accumulated depreciation	(13,776,316)	(14,113,708)

Total property, plant and equipment, net	10,267,673	10,556,459

Total assets	50,308,249	51,085,992

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2018 and December 31, 2018

	Yen in millions
	March 31, 2018	December 31, 2018
Liabilities
Current liabilities:
Short-term borrowings	5,154,913	5,386,412
Current portion of long-term debt	4,186,277	4,408,164
Accounts payable	2,586,657	2,345,483
Other payables	1,048,216	907,137
Accrued expenses	3,104,260	3,059,104
Income taxes payable	462,327	230,376
Other current liabilities	1,254,241	1,434,597

Total current liabilities	17,796,891	17,771,273

Long-term liabilities:
Long-term debt	10,006,374	10,433,541
Accrued pension and severance costs	931,182	957,078
Deferred income taxes	1,118,165	1,073,947
Other long-term liabilities	533,561	574,673

Total long-term liabilities	12,589,282	13,039,239

Total liabilities	30,386,173	30,810,512

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2018 and December 31, 2018 issued: 47,100,000 shares at March 31, 2018 and December 31, 2018	491,974	494,376

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2018 and December 31, 2018 issued: 3,262,997,492 shares at March 31, 2018 and December 31, 2018	397,050	397,050
Additional paid-in capital	487,502	487,353
Retained earnings	19,473,464	21,531,645
Accumulated other comprehensive income (loss)	435,699	(818,100)
Treasury stock, at cost, 353,073,500 shares at March 31, 2018 and 415,937,064 shares at December 31, 2018	(2,057,733)	(2,508,709)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,089,239

Noncontrolling interests	694,120	691,865

Total shareholders’ equity	19,430,102	19,781,104

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,085,992

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income and Unaudited Consolidated Statements of Comprehensive Income For the first nine months ended December 31, 2018

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2017	For the first nine months ended December 31, 2018
Net revenues:
Sales of products	20,335,530	20,896,268
Financing operations	1,461,444	1,579,280

Total net revenues	21,796,974	22,475,548

Costs and expenses:
Cost of products sold	16,859,814	17,285,985
Cost of financing operations	954,418	1,046,333
Selling, general and administrative	2,212,556	2,205,256

Total costs and expenses	20,026,788	20,537,574

Operating income	1,770,186	1,937,974

Other income (expense):
Interest and dividend income	148,661	190,403
Interest expense	(20,049)	(20,508)
Foreign exchange gain, net	73,755	12,772
Unrealized gains (losses) on equity securities	—	(355,812)
Other income (loss), net	30,560	(39,050)

Total other income (expense)	232,927	(212,195)

Income before income taxes and equity in earnings of affiliated companies	2,003,113	1,725,779

Provision for income taxes	278,309	479,739
Equity in earnings of affiliated companies	358,851	254,865

Net income	2,083,655	1,500,905

Less – Net income attributable to noncontrolling interests	(70,478)	(77,598)

Net income attributable to Toyota Motor Corporation	2,013,177	1,423,307

Note: Net income attributable to common shareholders for the first nine months ended December 31, 2018 and 2017 is 1,412,216 million yen and 2,003,958 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 11,091 million yen and 9,219 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	677.95	489.82

Diluted	670.31	485.72

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income and Unaudited Consolidated Statements of Comprehensive Income For the first nine months ended December 31, 2018

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2017	For the first nine months ended December 31, 2018
Net income	2,083,655	1,500,905
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	123,885	8,809
Unrealized gains (losses) on securities	213,341	32,360
Pension liability adjustments	7,202	11,279

Total other comprehensive income (loss)	344,428	52,448

Comprehensive income	2,428,083	1,553,353

Less – Comprehensive income attributable to noncontrolling interests	(85,049)	(74,225)

Comprehensive income attributable to Toyota Motor Corporation	2,343,034	1,479,128

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income and Unaudited Consolidated Statements of Comprehensive Income For the third quarter ended December 31, 2018

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2017	For the third quarter ended December 31, 2018
Net revenues:
Sales of products	7,101,556	7,257,438
Financing operations	504,211	544,104

Total net revenues	7,605,767	7,801,542

Costs and expenses:
Cost of products sold	5,869,991	5,995,359
Cost of financing operations	328,159	352,802
Selling, general and administrative	733,972	777,252

Total costs and expenses	6,932,122	7,125,413

Operating income	673,645	676,129

Other income (expense):
Interest and dividend income	55,899	65,625
Interest expense	(6,508)	(8,905)
Foreign exchange gain (loss), net	19,936	(52,012)
Unrealized gains (losses) on equity securities	—	(503,661)
Other income (loss), net	7,968	(206)

Total other income (expense)	77,295	(499,159)

Income before income taxes and equity in earnings of affiliated companies	750,940	176,970

Provision for income taxes	(95,938)	6,148
Equity in earnings of affiliated companies	123,808	32,278

Net income	970,686	203,100

Less – Net income attributable to noncontrolling interests	(28,837)	(22,185)

Net income attributable to Toyota Motor Corporation	941,849	180,915

Note: Net income attributable to common shareholders for the third quarter ended December 31, 2018 and 2017 is 177,218 million yen and 938,776 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,697 million yen and 3,073 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	319.01	61.85

Diluted	314.99	62.12

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income and Unaudited Consolidated Statements of Comprehensive Income For the third quarter ended December 31, 2018

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2017	For the third quarter ended December 31, 2018
Net income	970,686	203,100
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	47,759	(133,039)
Unrealized gains (losses) on securities	39,293	(33,495)
Pension liability adjustments	3,205	119

Total other comprehensive income (loss)	90,257	(166,415)

Comprehensive income	1,060,943	36,685

Less – Comprehensive income attributable to noncontrolling interests	(36,559)	(16,389)

Comprehensive income attributable to Toyota Motor Corporation	1,024,384	20,296

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Condensed Consolidated Statements of Cash Flows For the first nine months ended December 31, 2018

	Yen in millions
	For the first nine months ended December 31, 2017	For the first nine months ended December 31, 2018
Cash flows from operating activities:
Net income	2,083,655	1,500,905
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,280,923	1,321,612
Provision for doubtful accounts and credit losses	57,317	51,772
Pension and severance costs, less payments	10,990	25,306
Losses on disposal of fixed assets	29,293	27,627
Unrealized losses (gains) on marketable securities	389	361,112
Deferred income taxes	(200,218)	(85,615)
Equity in earnings of affiliated companies	(358,851)	(254,865)
Changes in operating assets and liabilities, and other	3,561	(81,084)

Net cash provided by operating activities	2,907,059	2,866,770

Cash flows from investing activities:
Additions to finance receivables	(11,310,609)	(11,961,107)
Collection of and proceeds from sales of finance receivables	10,494,113	11,145,254
Additions to fixed assets excluding equipment leased to others	(871,349)	(1,052,940)
Additions to equipment leased to others	(1,750,068)	(1,799,469)
Proceeds from sales of fixed assets excluding equipment leased to others	46,658	34,095
Proceeds from sales of equipment leased to others	889,071	1,055,835
Purchases of marketable securities and security investments	(2,190,010)	(1,563,763)
Proceeds from sales of and maturity of marketable securities and security investments	1,927,388	1,893,797
Changes in investments and other assets, and other	(144,938)	(94,370)

Net cash used in investing activities	(2,909,744)	(2,342,668)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,547,901	3,799,869
Payments of long-term debt	(3,315,773)	(3,251,657)
Increase in short-term borrowings	477,968	181,037
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	(636,117)
Dividends paid to noncontrolling interests	(63,727)	(69,132)
Reissuance (repurchase) of treasury stock	(233,260)	(451,420)

Net cash used in financing activities	(213,783)	(436,110)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	31,232	(13,704)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(185,236)	74,288

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of period	2,964,090	3,293,927

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first nine months ended December 31, 2018 include restricted cash and cash equivalents of 167,370 million yen and 131,887 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2018, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2018. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes, recent pronouncements to be adopted in future periods and other information:

Accounting changes -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. The parent company and its consolidated subsidiaries (“Toyota”) applied the modified retrospective method of adoption to contracts that were not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. See note 7 to the consolidated financial statements for the disclosure by adoption of this guidance.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,309,725 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” and “Equity in earnings of affiliated companies” of Toyota’s consolidated statements of income for the first nine months ended December 31, 2018, was losses of ¥439,670 million.

In addition, Toyota measures equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Toyota did not recognize any material impairment or other adjustments for the first nine months ended December 31, 2018. The carrying amount of investments without readily determinable fair values was ¥275,210 million as of December 31, 2018.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

Recent pronouncements to be adopted in future periods -

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. In July 2018, the FASB issued updated guidance that this guidance shall be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In August 2018, the FASB issued updated guidance for fair value measurements. This guidance adds, removes and modifies fair value measurement disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the potential impacts of this guidance on Toyota’s disclosures.

Other information -

On April 1, 2018, Toyota changed the exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables from the Telegraphic Transfer Buying Rate and Telegraphic Transfer Selling Rate to the Telegraphic Transfer Middle Rate. As a result, for the first nine months ended December 31, 2018, net revenues and operating income increased by 39,242 million yen and 105,822 million yen, respectively, other income (expense) decreased by 78,779 million yen and income before income taxes and equity in earnings of affiliated companies increased by 27,043 million yen.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2017 and 2018, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2018 and December 31, 2018:

	Yen in millions
	March 31, 2018	December 31, 2018
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	154	—
Investments and other assets - Other	668	—

Total	822	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	46,425	86,619
Investments and other assets - Other	175,635	119,690

Total	222,060	206,309

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,922	19,555
Investments and other assets - Other	—	—

Total	34,922	19,555

Total derivative assets	257,804	225,864
Counterparty netting	(97,617)	(89,984)
Collateral received	(92,146)	(71,047)

Carrying value of derivative assets	68,041	64,833

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(34,716)	(31,525)
Other long-term liabilities	(158,830)	(178,222)

Total	(193,546)	(209,747)

Foreign exchange forward and option contracts
Other current liabilities	(3,610)	(6,822)
Other long-term liabilities	—	—

Total	(3,610)	(6,822)

Total derivative liabilities	(197,156)	(216,569)
Counterparty netting	97,617	89,984
Collateral posted	55,650	110,307

Carrying value of derivative liabilities	(43,889)	(16,278)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2018 and December 31, 2018:

	Yen in millions
	March 31, 2018		December 31, 2018
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	12,643	19,895,085	—	21,089,597
Foreign exchange forward and option contracts	—	2,731,534	—	2,999,245

Total	12,643	22,626,619	—	24,088,842

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2017 and 2018:

	Yen in millions
	For the first nine months ended December 31, 2017		For the first nine months ended December 31, 2018
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(1,050)	1,502	(823)	801

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	52,029		(5,811)
Foreign exchange gain (loss), net	25,340		23,394
Foreign exchange forward and option contracts
Cost of financing operations	(6,157)		3,646
Foreign exchange gain (loss), net	14,118		(59,683)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2017		For the third quarter ended December 31, 2018
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(287)	429	(6)	6

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	4,949		8,388
Foreign exchange gain (loss), net	10,194		(19,950)
Foreign exchange forward and option contracts
Cost of financing operations	2,686		3,373
Foreign exchange gain (loss), net	13,871		21,110

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2018 is ¥333 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2018 is ¥103,452 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥333 million as of December 31, 2018.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2018 is ¥3,031,647 million. Liabilities for guarantees totaling ¥7,255 million have been provided as of December 31, 2018. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. These recalls and other claims resulted in personal injury and wrongful death claims involving allegations of unintended acceleration in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia and Israel, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2017 and 2018.

Segment operating results -

For the first nine months ended December 31, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	19,566,012	1,461,444	769,518	—	21,796,974
Inter-segment sales and transfers	33,752	48,665	380,396	(462,813)	—

Total	19,599,764	1,510,109	1,149,914	(462,813)	21,796,974
Operating expenses	18,118,187	1,282,753	1,088,688	(462,840)	20,026,788

Operating income	1,481,577	227,356	61,226	27	1,770,186

For the first nine months ended December 31, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	20,138,976	1,579,280	757,292	—	22,475,548
Inter-segment sales and transfers	27,831	24,451	404,405	(456,687)	—

Total	20,166,807	1,603,731	1,161,697	(456,687)	22,475,548
Operating expenses	18,520,678	1,366,102	1,106,878	(456,084)	20,537,574

Operating income	1,646,129	237,629	54,819	(603)	1,937,974

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2017:
	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,852,678	504,211	248,878	—	7,605,767
Inter-segment sales and transfers	10,200	8,326	132,183	(150,709)	—

Total	6,862,878	512,537	381,061	(150,709)	7,605,767
Operating expenses	6,293,833	429,902	356,320	(147,933)	6,932,122

Operating income	569,045	82,635	24,741	(2,776)	673,645

For the third quarter ended December 31, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	7,008,478	544,104	248,960	—	7,801,542
Inter-segment sales and transfers	10,019	8,327	142,336	(160,682)	—

Total	7,018,497	552,431	391,296	(160,682)	7,801,542
Operating expenses	6,437,121	469,793	377,297	(158,798)	7,125,413

Operating income	581,376	82,638	13,999	(1,884)	676,129

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information - For the first nine months ended December 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,685,214	7,864,054	2,136,349	3,359,289	1,752,068	—	21,796,974
Inter-segment sales and transfers	5,056,154	164,959	175,716	466,615	101,968	(5,965,412)	—

Total	11,741,368	8,029,013	2,312,065	3,825,904	1,854,036	(5,965,412)	21,796,974
Operating expenses	10,630,214	7,851,262	2,250,917	3,488,032	1,750,658	(5,944,295)	20,026,788

Operating income	1,111,154	177,751	61,148	337,872	103,378	(21,117)	1,770,186

For the first nine months ended December 31, 2018:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,871,141	8,018,869	2,234,524	3,623,408	1,727,606	—	22,475,548
Inter-segment sales and transfers	5,266,517	162,413	131,288	508,164	72,096	(6,140,478)	—

Total	12,137,658	8,181,282	2,365,812	4,131,572	1,799,702	(6,140,478)	22,475,548
Operating expenses	10,893,206	8,052,210	2,276,570	3,731,310	1,714,577	(6,130,299)	20,537,574

Operating income	1,244,452	129,072	89,242	400,262	85,125	(10,179)	1,937,974

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,345,384	2,746,735	732,916	1,186,942	593,790	—	7,605,767
Inter-segment sales and transfers	1,827,763	53,078	59,342	154,558	22,425	(2,117,166)	—

Total	4,173,147	2,799,813	792,258	1,341,500	616,215	(2,117,166)	7,605,767
Operating expenses	3,702,512	2,766,675	768,907	1,217,874	583,180	(2,107,026)	6,932,122

Operating income	470,635	33,138	23,351	123,626	33,035	(10,140)	673,645

For the third quarter ended December 31, 2018:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,456,620	2,700,881	733,805	1,346,943	563,293	—	7,801,542
Inter-segment sales and transfers	1,803,189	52,836	50,282	149,640	29,563	(2,085,510)	—

Total	4,259,809	2,753,717	784,087	1,496,583	592,856	(2,085,510)	7,801,542
Operating expenses	3,765,562	2,735,607	756,110	1,379,810	573,703	(2,085,379)	7,125,413

Operating income	494,247	18,110	27,977	116,773	19,153	(131)	676,129

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at terms and conditions in the ordinary course of business. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first nine months ended December 31, 2017:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	7,885,400	1,976,313	3,527,559	3,168,770	16,558,042
Consolidated sales	—	—	—	—	21,796,974
Ratio of overseas sales to consolidated sales	36.2%	9.1%	16.2%	14.5%	76.0%

For the first nine months ended December 31, 2018:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	8,074,430	2,092,775	4,017,306	2,995,686	17,180,197
Consolidated sales	—	—	—	—	22,475,548
Ratio of overseas sales to consolidated sales	35.9%	9.3%	17.9%	13.3%	76.4%

For the third quarter ended December 31, 2017:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,756,805	676,470	1,234,874	1,108,436	5,776,585
Consolidated sales	—	—	—	—	7,605,767
Ratio of overseas sales to consolidated sales	36.3%	8.9%	16.2%	14.6%	76.0%

For the third quarter ended December 31, 2018:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,716,685	681,371	1,497,903	1,018,350	5,914,309
Consolidated sales	—	—	—	—	7,801,542
Ratio of overseas sales to consolidated sales	34.8%	8.7%	19.2%	13.1%	75.8%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Net revenues

In general, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for overseas production, it is when they are loaded on a ship to foreign manufacturing companies.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

The sale of certain vehicles includes a determinable amount for the contract, which entitles customers to free vehicle maintenance. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract, which approximates the pattern of the related costs.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to operating lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

All other operations business of Toyota includes the design, manufacture and sales of housing. Certain revenues from the housing business, such as those of ordered housing are recognized as performance obligations are satisfied.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

(1)	Summary by business segments and products

The table below shows Toyota’s net revenues from external customers by business and by product category.

	Yen in millions
	For the first nine months ended December 31, 2017	For the first nine months ended December 31, 2018
Sales of products
Automotive
Vehicles	16,798,261	17,201,222
Parts and components for overseas production	378,402	480,274
Parts and components for after service	1,546,154	1,546,062
Other	843,195	911,418

Total automotive	19,566,012	20,138,976
All other	769,518	757,292

Total sales of products	20,335,530	20,896,268
Financial services	1,461,444	1,579,280

Total net revenues	21,796,974	22,475,548

	Yen in millions
	For the third quarter ended December 31, 2017	For the third quarter ended December 31, 2018
Sales of products
Automotive
Vehicles	5,894,379	5,982,004
Parts and components for overseas production	129,788	181,256
Parts and components for after service	534,721	531,999
Other	293,790	313,219

Total automotive	6,852,678	7,008,478
All other	248,878	248,960

Total sales of products	7,101,556	7,257,438
Financial services	504,211	544,104

Total net revenues	7,605,767	7,801,542

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with customers”, and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts”.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

(2)	Contract liabilities

Contract liabilities consist of the following:

	Yen in millions
	April 1, 2018	December 31, 2018
Contract liabilities	519,422	717,689

Contract liabilities are mainly related to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities”. For the first nine months ended December 31, 2018, the amount reclassified from contract liabilities at the opening balance to net revenues was ¥273,384 million.

(3)	Performance obligations

As of December 31, 2018, which is the end of the reporting period, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year was ¥560,087 million. Of that, ¥214,053 million is planned to be recognized as net revenues within one year. Sales of products unsatisfied performance obligations related to the contracts that have original expected durations of one year or less have been excluded from this disclosure.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2017 and 2018 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first nine months ended December 31, 2017
Net income attributable to Toyota Motor Corporation	2,013,177
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(5,581)

Basic net income attributable to Toyota Motor Corporation per common share	2,003,958	2,955,907	677.95
Effect of dilutive securities
Model AA Class Shares	9,219	47,100
Assumed exercise of dilutive stock options	(5)	335

Diluted net income attributable to Toyota Motor Corporation per common share	2,013,172	3,003,342	670.31

For the first nine months ended December 31, 2018
Net income attributable to Toyota Motor Corporation	1,423,307
Accretion to Mezzanine equity	(3,637)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,454)

Basic net income attributable to Toyota Motor Corporation per common share	1,412,216	2,883,125	489.82
Effect of dilutive securities
Model AA Class Shares	11,091	47,100
Assumed exercise of dilutive stock options	(0)	53

Diluted net income attributable to Toyota Motor Corporation per common share	1,423,307	2,930,278	485.72

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the third quarter ended December 31, 2017
Net income attributable to Toyota Motor Corporation	941,849
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,860)

Basic net income attributable to Toyota Motor Corporation per common share	938,776	2,942,737	319.01
Effect of dilutive securities
Model AA Class Shares	3,073	47,100
Assumed exercise of dilutive stock options	(2)	270

Diluted net income attributable to Toyota Motor Corporation per common share	941,847	2,990,107	314.99

For the third quarter ended December 31, 2018
Net income attributable to Toyota Motor Corporation	180,915
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,485)

Basic net income attributable to Toyota Motor Corporation per common share	177,218	2,865,191	61.85
Effect of dilutive securities
Model AA Class Shares	3,697	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	180,915	2,912,291	62.12

On May 9, 2018, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥ 349,190 million, ¥120 per common share, to common shareholders effective on May 25, 2018. On November 6, 2018, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥286,926 million, ¥100 per common share, to common shareholders effective on November 27, 2018.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2018. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	44,897	774,209	—	819,106
Time deposits	—	400,000	—	400,000
Marketable securities and other securities investments
Public and corporate bonds	4,778,019	1,523,227	7,488	6,308,734
Common stocks	2,582,115	—	—	2,582,115
Other	169,282	50,746	—	220,028
Investments measured at net asset value	—	—	—	516,951
Derivative financial instruments	—	257,795	9	257,804

Total	7,574,313	3,005,977	7,497	11,104,738

Liabilities
Derivative financial instruments	—	(194,935)	(2,221)	(197,156)

Total	—	(194,935)	(2,221)	(197,156)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	542,507	290,200	—	832,707
Time deposits	—	535,000	—	535,000
Marketable securities and other securities investments
Public and corporate bonds	4,566,047	1,438,443	14,711	6,019,201
Common stocks	2,148,547	—	—	2,148,547
Other	182,546	354	—	182,900
Investments measured at net asset value	—	—	—	521,622
Derivative financial instruments	—	225,864	—	225,864

Total	7,439,647	2,489,861	14,711	10,465,841

Liabilities
Derivative financial instruments	—	(213,256)	(3,313)	(216,569)

Total	—	(213,256)	(3,313)	(216,569)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 16% and 84% (as of March 31, 2018) and 17% and 83% (as of December 31, 2018) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 93% and 91% of common stocks as of March 31, 2018 and December 31, 2018, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and third quarter ended December 31, 2017 and 2018 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and third quarter ended December 31, 2017 and 2018 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first nine months ended December 31, 2017
Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications	129,130	231,588	2,362	363,080
Reclassifications	(5,245)	(18,247)	4,840	(18,652)

Other comprehensive income (loss), net of tax	123,885	213,341	7,202	344,428
Less – Other comprehensive income attributable to noncontrolling interests	(10,927)	(3,562)	(82)	(14,571)

Balance at December 31, 2017	(447,150)	1,635,782	(217,853)	970,779

For the first nine months ended December 31, 2018
Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699
Effect of change in accounting policy	105	(1,309,725)	—	(1,309,620)
Other comprehensive income (loss) before reclassifications	8,809	41,069	5,675	55,553
Reclassifications	—	(8,709)	5,604	(3,105)

Other comprehensive income (loss), net of tax	8,809	32,360	11,279	52,448
Less – Other comprehensive income attributable to noncontrolling interests	3,742	57	(426)	3,373

Balance at December 31, 2018	(666,429)	52,276	(203,947)	(818,100)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first nine months ended December 31, 2017	For the first nine months ended December 31, 2018	Affected line items in the consolidated statements of income
Foreign currency translation adjustments:
	(5,245)	—	Other income (loss), net

	(5,245)	—	Income before income taxes and equity in earnings of affiliated companies

	(5,245)	—	Net income

Unrealized gains (losses) on securities:
	(5,015)	1,287	Financing operations
	(18,387)	(15,232)	Foreign exchange gain, net
	(3,014)	1,202	Other income (loss), net

	(26,416)	(12,743)	Income before income taxes and equity in earnings of affiliated companies
	8,174	4,034	Provision for income taxes
	(5)	0	Equity in earnings of affiliated companies

	(18,247)	(8,709)	Net income

Pension liability adjustments:
Recognized net actuarial loss	9,573	10,374	*1
Amortization of prior service costs	(2,860)	(2,598)	*1

	6,713	7,776	Income before income taxes and equity in earnings of affiliated companies
	(1,873)	(2,172)	Provision for income taxes

	4,840	5,604	Net income

Total reclassifications, net of tax	(18,652)	(3,105)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.